The Annual Meeting of the Stockholders of the Fund
was held on June 22, 2004. The following is a summary
 of the proposal presented and the total number of shares voted:
Proposal:
1. To elect the following Directors:
	Votes in
Favor of	Votes
Against

	Votes in
Favor of	Votes
Against

Wayne E. Hedien	2,613,105	350,709
James F. Higgins2,613,105	350,709
Dr. Manuel H. Johnson2,613,105	350,709


Proxy Voting Policies and Procedures and Proxy Voting Record A copy of (1) the Funds policies and procedures with respect to the voting of proxies relating to the Funds portfolio securities; and (2) how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30, 2004 is available without charge, upon request, by calling 1-800-548-7786 or by visiting our website at www.morganstanley.com/im. This information is also available on the Securities and Exchange Commissions website at www.sec.gov.